================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------


                                AMENDMENT NO. 2

                                       TO
                                 SCHEDULE 14D-9

                          ---------------------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                                ULTRA PAC, INC.
                           (Name of Subject Company)

                                ULTRA PAC, INC.
                     (Names of Person(s) Filing Statement)

                   COMMON STOCK, NO PAR VALUE (INCLUDING THE
                  ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     903886
                     (Cusip Number of Class of Securities)

                                CALVIN S. KRUPA
                CHAIRMAN, CHIEF EXECUTIVE OFFICER, AND PRESIDENT
                           21925 INDUSTRIAL BOULEVARD
                            ROGERS, MINNESOTA 55374
                                 (612) 428-8340
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          ---------------------------

                                WITH A COPY TO:

FRANK I. HARVEY, ESQ.              HERBERT S. WANDER, ESQ.
LARKIN HOFFMAN DALY                DAVID J. KAUFMAN, ESQ.
  & LINDGREN, LTD.                 KATTEN MUCHIN & ZAVIS
7900 XERXES AVENUE SOUTH           525 WEST MONROE
SUITE 1500                         SUITE 1600
BLOOMINGTON, MINNESOTA 55431       CHICAGO, ILLINOIS 60661-3693
(612) 835-3800                     (312) 902-5200

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

                                  INTRODUCTION


     Ultra Pac, Inc. ("Ultra Pac") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as filed on March 26, 1998, as amended on April 1, 1998 (the "Schedule 14D-9"), with respect to the tender offer made by Package Acquisition, Inc., an indirect wholly-owned subsidiary of Ivex Packaging Corporation ("Ivex"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.



     Item 4, Item 8 and the Exhibit Index of the Schedule 14D-9 is hereby amended and restated as follows:


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation

     The Board of Directors of Ultra Pac and a disinterested committee of the Board of Directors (as contemplated by Sections 302A.673 and 302A.675 on the MBCA) have each unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of Ultra Pac. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (b)(i) Background

     Over the last several years, from time to time, George V. Bayly, Chairman of the Board, President and Chief Executive Officer of Parent, contacted Calvin
S. Krupa, Chairman of the Board, President and Chief Executive Officer of the Company, to express Parent's interest in exploring the possibility of a business combination with the Company. On these occasions, Mr. Krupa indicated that the Company was not for sale. On January 22, 1998, Mr. Bayly called Mr. Krupa to reiterate Parent's interest in a possible business combination with the Company and to express his willingness to meet and discuss the terms of such a possible transaction. Mr. Krupa again advised Mr. Bayly that the Company was not for sale and declined to meet with Mr. Bayly, but said he would discuss with his Board of Directors the possibility of having a meeting. On January 27, 1998, Mr. Bruce Boehm, an advisor to the Company, called Mr. Bayly to inquire as to the nature of Parent's interest in pursuing an acquisition with the Company. During the next two weeks, Mr. Boehm and Mr. Tannura, Parent's Chief Financial Officer, had several telephone conversations regarding the structure, process and valuation of a possible acquisition and the timing for a possible meeting between the management of the Company and Parent. Mr. Boehm and Mr. Tannura also discussed a preliminary valuation for the Company's Common Stock, with Mr. Tannura suggesting a value of $11.00 per share. On February 9, 1998, Mr. Bayly sent Mr. Krupa a letter (reprinted below) again expressing an interest regarding a potential business combination with the Company.

     The text of the letter sent by Mr. Bayly to Mr. Krupa on February 9, 1998 is as follows:

Via Federal Express

February 9, 1998

Mr. Calvin S. Krupa
Chairman of the Board, President
  and Chief Executive Officer
Ultra Pac, Inc.
21925 Industrial Blvd.
Rogers, Minnesota 55374

Dear Mr. Krupa:

I have believed for quite some time that there is an important strategic role for PET in Ivex's Consumer Packaging business. As you know from our January 22, 1998 telephone conversation, we are very interested in meeting with you to discuss the possibility of combining our respective companies. Since our January 22nd telephone call, Frank Tannura, our CFO, and I have, at your request, attempted to pursue these discussions with your advisor, Bruce Boehm, without much success. Because of your inability or unwillingness to arrange a meeting with us, I find it necessary to communicate to you in this letter.

I want you to know that given the success of Ivex's recently completed initial public offering and the current breadth of our Consumer Packaging business (various materials and international presence), our interest in significantly expanding our PET business is greater today than it has ever been.

As you may or may not be aware, Ivex has been investing internally in PET extrusion and thermoforming over the past few years and expects to invest significant capital in our PET business (both internally and through acquisition) during 1998 and 1999.

We believe that there are clear and compelling advantages to both Ivex and Ultra Pac from the combination of our two companies and that such a transaction would create significant value for each of our two companies and our respective stockholders. We are extremely impressed with the business that you and your management team have developed and the manner in which it would complement our business. We believe that the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor.

As I have briefly discussed with you and as Frank Tannura has emphasized to Mr. Boehm, we are prepared to meet with you and/or your representatives at your earliest convenience to discuss our ideas and to negotiate a mutually satisfactory merger transaction (at a significant premium over current market value) which we are confident could be quickly and successfully concluded. We have existing bank availability and/or Ivex stock to fund any proposed transaction that best serves your shareholders.

We hope that you and your Board of Directors will view our proposal to combine our respective companies as an excellent opportunity for the Ultra Pac stockholders to realize the full value of their shares (to an extent not likely to be available to them in the marketplace in the foreseeable future). In the context of a negotiated, friendly transaction, we are prepared to discuss all aspects of our proposal fully with you and would hope and expect that you and your management team would manage our combined PET business.

At this point, we hope that you will agree that the best way to proceed would be to begin confidential, non-public discussions to see if we can quickly negotiate a transaction that can be presented to your stockholders as the joint effort of Ivex's and Ultra Pac's Board of Directors and management. Therefore, at this point, we hope this letter and its contents will remain private between us, although we believe that your shareholders may be interested in learning more about our ideas.

We would appreciate it if you and your Board of Directors will give this proposal prompt and serious consideration. We would request a response as soon as possible, and preferably no later than February 13, 1998.

Sincerely yours,

George V. Bayly
Chairman, President and
Chief Executive Officer

     After receiving Mr. Bayly's letter, Frank Harvey, a Director of the Company, called Parent to ascertain possible dates for a meeting between the management of the Company and Parent.


     On February 25, 1998, the Company retained WP&Co. as the Company's financial advisor. On February 25, 1998 and February 26, 1998, the Company's Board of Directors, its legal advisors and representatives of WP&Co. met to discuss the Company's strategic alternatives through the sale of the Company, through continued implementation of the Company's strategic plan as an independent company and through other possible strategies such as a leveraged recapitalization, a share repurchase program and the pursuit of strategic acquisitions of other companies. At the conclusion of the meeting, the Board of Directors authorized WP&Co. to approach a limited number of potential acquirors to determine their level of interest regarding a potential strategic transaction with the Company and directed management to meet with and listen to a possible proposal from Parent. The Board did not pursue some of these other strategic alternatives because the Board believed at that time that a possible transaction with Parent or another entity would likely maximize shareholder value without additional delay or undue risk. The Board of Directors also adopted a shareholder rights plan and amendments to the Company's bylaws regarding certain notice provisions.


     On March 2, 1998, the Company and Parent entered into a confidentiality agreement preceding Parent's review of confidential information regarding the Company, and members of the Company's and Parent's management met. During such meeting, Parent indicated that it would be interested in discussing the acquisition of the Shares, pursuant to a merger transaction, at a price in the range of $12.00 per share, subject to certain conditions.

     Also on March 2, 1998, WP&Co., on behalf of the Company, began to approach a limited number of potential acquirors to determine their level of interest regarding a potential strategic transaction with the Company.


     On March 8, 1998, the Company's Board held a special meeting to explore further the Company's strategic alternatives including, remaining a public company, the sale of the Company, a leveraged recapitalization, a share repurchase program and the pursuit of strategic acquisitions of other companies. The Company's management and representatives of WP&Co. reported to the Board the status of discussions with Parent and the results of WP&Co.'s preliminary discussions with other potential acquirors. Again, the Board determined not to pursue these other strategic alternatives because they believed that a possible transaction with Parent or another entity would likely maximize shareholder value without the delay and risks associated with those alternative strategic transactions.


     On March 10, 1998, WP&Co. met with representatives of Parent to discuss possible purchase price ranges for the Company and the nature and extent of Parent's proposed due diligence investigation of the Company. Thereafter, representatives of the Company and the Company's financial advisors had several telephone conversations with representatives of Parent to review business issues with respect to a possible transaction with Parent.

     On March 14, 1998, representatives of the Company, its legal advisors and WP&Co. held a conference call to discuss the indications of interests received to date from other potential acquirors.

     On March 16, 1998, the Company delivered to Parent certain limited due diligence information for Parent's review. The information shared with Parent included financial projections prepared by the Company's management (see Section
8).

     On March 18, 1998, a representative of Parent conducted certain financial due diligence at the Company's auditors and on March 19, 1998, representatives of Parent toured the Company's manufacturing facility in Rogers, Minnesota and met with the Company's management to discuss further the nature and performance of the Company's business. During the evening of March 19, 1998, members of senior management of the Company and Parent met to continue discussions concerning Parent's valuation of the Company. The parties discussed a range of $15 to $18 per share in cash as merger consideration, as well as other terms of a possible transaction. The parties considered that a value of $17.60 a share was appropriate to discuss with their respective Boards and directed their respective legal advisors to negotiate the terms of a definitive merger agreement providing for Parent's acquisition of the Company for cash.

     Negotiations between the Company and Parent continued from March 20 through the early morning on March 23, 1998. Following meetings of its Board of Directors, Parent presented the Company with an offer of $15.50 per Share, and, after further negotiations between the parties and receipt of the opinion of WP&Co., the Company's Board of Directors and a Special Committee established pursuant to the MBCA approved the Merger Agreement and the transactions contemplated thereby. Following this approval, the Merger Agreement and the Tender Agreements were executed, and the transaction was publicly announced on March 23, 1998.

     Although on March 19, 1998, senior management of the companies considered that a value of $17.60 a share was appropriate to discuss with their respective Boards, Ivex ultimately offered the Company $15.50 a share. After further negotiation between the parties, the Company's Board met with its financial advisor, WP&Co. and its legal advisor. WP&Co. again reviewed the process it had conducted to that date and the types of expressions of interests from other parties. Bearing in mind the factors listed below under "Reasons for the Recommendations", the Board and the Special Committee recommended to approve of the Merger Agreement and accept the $15.50 a share offer, the highest definitive offer made by Ivex and approved by its Board.



     The Company received indications of potential interest from a number of strategic purchasers. The Company pursued these indications concurrently with its discussions with Ivex and provided Ivex and each of these companies with certain due diligence information. One of the parties discontinued their expression of interest, in part, because the Company did not provide them with certain requested information. Some of these other expressions of interest were contingent upon due diligence, financing and other contingencies. Some of these bidders structured their potential transaction as requiring a special shareholder meeting and distribution of a proxy statement. The Board believed, at that time, that these other alternatives would therefore take more time to be consummated, with potentially increased risk of consummation. Therefore, in part because of these reasons and the reasons described below under "Reasons for Recommendations", the Board and Committee recommend the Offer and the Merger.


  (b)(ii) Reasons for the Recommendations

     Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board held meetings on February 25, 26, March 8 and 22, 1998. At its meeting on March 22, 1998, the Board considered presentations from, and reviewed the terms and conditions of the Merger Agreement and the Merger and the Offer with senior executive officers of Ultra Pac, Ultra Pac's legal counsel and Ultra Pac's financial advisor, WP&Co. At the March 22, 1998 meeting, the Board received final reports from senior management, legal counsel and WP&Co. and approved the Merger Agreement and the transactions contemplated thereby. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of Ultra Pac considered a number of factors including, without limitation, the following:

          (A) The consideration offered by the Purchaser, and in particular the fact that the $15.50 per Share to be received by Ultra Pac's shareholders in the Offer or the Merger represents an approximately 132% premium over the closing market price of $6.688 per Share on March 20, 1998 (the last trading day prior to the March 22 Board of Directors meeting and an approximately 123% premium over the closing market price 30 days prior to March 22, 1998.


          (B) Ultra Pac's financial condition, results of operations, assets, liabilities, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in Ultra Pac's lines of business (including its dependence on the price of raw materials) and in Ultra Pac's expansion plans, in each case on a historical, current and prospective basis all weighed in favor of the transaction with Ivex;


          (C) Ultra Pac had seriously considered pursuing a transaction with Ivex because it believed that the two companies' strengths were complementary and that the combination of the two companies would permit the achievement of certain economies of scale and other synergies. The Board of Directors ultimately determined, after consideration of views of senior management, that in its view the combination of the two companies presented the best available means of achieving the highest value reasonably obtainable for holders of its Shares;


          (D) Ivex's expressed intent that after the Merger, Ultra Pac would continue to be run as an independent business unit of Ivex and therefore there would be minimal disruption to Ultra Pac's customers, suppliers and employees;

          (E) Management's analysis of the future prospects of Ultra Pac on a stand-alone basis as a relatively small company in a rapidly consolidating industry enforced their belief that a business combination with Ivex would strengthen Ultra Pac's future prospects;



          (F) The historical and recent market prices for the Shares and potential future share prices if a business combination with Ivex was not pursued;



          (G) The Board's view, after consultation with management, counsel to Ultra Pac and WP&Co., regarding the likelihood of the existence of other viable purchasers on terms as favorable as those in the Offer and the Merger which led the Board to recommend the Offer and the Merger;


          (H) The opinion of WP&Co. to the effect that as of the date of such opinion, the cash consideration to be received in the Offer and the Merger, based upon and subject to the assumptions and limitations set forth therein by the Ultra Pac shareholders is fair to such shareholders from a financial point of view. A copy of the written opinion of WP&Co. dated March 22, 1998, which sets forth the factors considered, assumptions made and limitations on the review conducted by WP&Co. is attached as Annex C hereto, and is incorporated herein by reference. SHAREHOLDERS ARE ENCOURAGED TO READ THE OPINION OF WP&CO. CAREFULLY AND IN ITS ENTIRETY;

          (I) the availability of appraisal rights under Sections 302A.471 and 302A.473 of the MBCA for Dissenting Shares;

          (J) The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting Ultra Pac and its representatives from soliciting or initiating any Acquisition Transaction, permit Ultra Pac and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to an unsolicited written Superior Proposal to the extent the Board determines in good faith, after consultation with its financial advisors and based upon the advice of outside independent counsel, that failing to take such action would result in a breach of the fiduciary duties of the Board under applicable law, and (b) permit Ultra Pac to terminate the Merger Agreement to accept a an alternative Acquisition Transaction (upon which termination of the Merger Agreement, the Tender and Option Agreements would also terminate), subject to payment of a termination fee of $2,500,000 plus reasonable expenses of Parent and the Purchaser not to exceed $600,000;


          (K) Calvin S. Krupa's and James A. Thole's, directors and principal shareholders of Ultra Pac, support of the Merger Agreement and the transactions contemplated thereby and their willingness to enter into the Tender Agreements, the fact that such shareholders would receive the same consideration as the other shareholders of Ultra Pac, and that the Tender Agreements would not preclude an alternative third-party proposal, as the Tender Agreements would terminate in the event the Merger Agreement were terminated in connection with the Company entering into a Superior Proposal thereby reinforcing the Board's belief that a business combination with Ivex is in the Company's best interest;



          (L) The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer weighed in favor of the Offer and the Merger. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to Ultra Pac if the acquisition were not consummated; and


          (M) The recommendation of Ultra Pac's management with respect to the proposed transaction.

     The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of Ultra Pac and in their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Offer and the Merger, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     Regulatory Filing. Pursuant to Section 3.7(b) of the Merger Agreement, on April 1, 1998, Ultra Pac filed its Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Ivex filed a Notification and Report Form with respect to the Offer on March 31, 1998. Under the provisions of the HSR Act applicable to the Offer, the purchase of shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the Ivex filing under such HSR Act. On April 13, 1998, Federal Trade Commission's Premerger Notification Office advised Ultra Pac that early termination of the applicable waiting period under the HSR Act with respect to the Offer had been granted as of such date.

                                 EXHIBITS INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
     1        Agreement and Plan of Merger dated as of March 23, 1998
              among Ivex Packaging Corporation, Package Acquisition, Inc.
              and Ultra Pac, Inc. (attached as Annex A herein)
     2        Form of Tender and Option Agreement (attached as Annex B
              herein).
     3        Amendment No. 3 to Employment Agreement between Ultra Pac
              and Calvin S. Krupa dated March 22, 1998.(1)
     4        **Portions of Ultra Pac's Proxy Statement, dated May 12,
              1997.
     5        **Employment Agreement between Ultra Pac and Thomas F. Rains dated March 31, 1997.
     6        **Employee Confidentiality, Non-Compete and Separation
              Agreement between Ultra Pac and William J. Howard dated
              January 31, 1997.
     7        *Ultra Pac's 1991 Stock Option Plan.
     8        Ultra Pac's 1996 Stock Option Plan.(2)
     9        **Ultra Pac's 1997 Stock Option Plan.
    10        *Ultra Pac's Outside Director Stock Option Plan.
    11        **Change of Control Agreement between Ultra Pac and Thomas
              V. Bissell dated November 13, 1997.
    12        **Change of Control Agreement between Ultra Pac and Charles
              C. Ahern, Jr. dated November 13, 1997.
    13        Change of Control Agreement between Ultra Pac and Gregory L.
              Nelson dated March 3, 1997.(3)
    14        Change of Control Agreement between Ultra Pac and Dan
              Erikstrup dated February 28, 1997.(3)
    15        Change of Control Agreement between Ultra Pac and William J.
              Howard dated January 31, 1997.(3)
    16        **Press release dated March 23, 1998.
    17        Amendment No. 1 to Rights Agreement dated as of March 22,
              1998 between Ultra Pac, Inc. and Norwest Bank Minnesota,
              N.A.(4)


-------------------------
 * Filed herewith.


** Previously filed.


(1) To be filed by Amendment to this 14D-9.


(2) Incorporated by reference to the specified exhibit to the Form 10-Q for the quarter ended April 30, 1997.



(3) Incorporated by reference to the specified exhibit to the 10-K for the year ended January 31, 1997.



(4) Incorporated by reference to the specified exhibit to the Registration Statement on Form 8-A/A dated March 26, 1998.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          ULTRA PAC INC.

                                          By:     /s/ CALVIN S. KRUPA

                                          --------------------------------------
                                          Name: Calvin S. Krupa
                                          Title: Chairman, Chief Executive
                                          Officer and President


Dated: April 17, 1998